82-3172


DBS GROUP HOLDINGS

July 27, 2004

SUPPL


04036230

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 13,650 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,490,507,974	1,490,507,974	Before Exercise	50,871,403
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise 13,650	13,650	Less Exercise	(13,650)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise 1,490,521,624	1,490,521,624	After Exercise	50,857,753

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui   Authorised Signature :

Designation : Assistant Secretary   Date : July 27, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- *Confirmation of despatch of share certificates*
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
13,650	$10.40	$141,960.00	
13,650	Total value of shares exercised =	$141,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- ⦿ Yes
- ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Directors ▾]

Place of Meeting : *   [   ]
[   ]

Date of Meeting: *   [   ]   (dd/mm/yyyy)

Resolution Type : *   [Director's ▾]

Description : *
(max 2000 characters)   [   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ]   [Browse...]

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which
has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13650		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1717970E	THO GEA HONG	Individual
S2625015C	TIN FOOK KA	Individual
XD804925(A)	LIE KEN JIE RENNY KET LIONG	Individual



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * | S2625015C | | Retrieve Details |

Identification Type : * | NRIC ▼ |

Name : * | TIN FOOK KA |

Nationality : * | SINGAPOREAN (301) | ▼

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ⦿ Local   ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | 618478 | | Retrieve Address |

Block/House No. : | 99 ▼ |

Street Name : **CORPORATION WALK**

Unit : #| | -| |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | |

| |

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▾ | | Search |

Registration No. : *   [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 | ╱

b) No. of shares allotted : | 580 | ╱

c) Class of shares allotted : | Ordinary ▾ | ╱

d) Currency : | SINGAPORE DOLLAR (099)   ╱   ▾ |

e) Date of allotment : | 27/07/2004 | (dd/mm/yyyy)   ╱

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Local Company Transactions

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1717970E   [Retrieve Details]

Identification Type : *   NRIC ▼

Name : *   THO GEA HONG

Nationality : *   SINGAPOREAN (301)   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 545274   [Retrieve Address]

Block/House No. : 52 ▼

Street Name : **PARK VILLAS TERRACE**

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | _____ | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | _____ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 8070 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 27/07/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   XD804925(A)   Retrieve Details

Identification Type : *   PASSPORT

Name : *   LIE KEN JIE RENNY KET LIONG

Nationality : *   DUTCH, NETHERLANDS (109)

Mobile No :

Occupation :

Email Address :

Address Type : *   ( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 13/FL, FLAT F, HOI SING MANSION

TAI KOO SHING, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [▼]   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary [▼]

d) Currency :   SINGAPORE DOLLAR (099)   [▼]

e) Date of allotment :   27/07/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1490521624.00 86084215.00   0.00**

Amount of Paid-up Share Capital :   **1490521624.00 86084215.00   0.00**

>7/7



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PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   27/07/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000767984A

Transaction No.   **Company Registration No.**   **Company Name**

C040325804   **199901152M**   **DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : ACR0000000767984A   Date/Time : 27/07/2004 11:23

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 544.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 26, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,860 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,503,114	1,490,503,114	Before Exercise	50,876,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	4,860	4,860	Less Exercise	(4,860)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,507,974	1,490,507,974	After Exercise	50,871,403

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui   Authorised Signature : ....

Designation : Assistant Secretary   Date : July 26, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,860	$10.40	$50,544.00	
4,860	Total value of shares exercised =	$50,544.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : ˙ Members ▾

Place of Meeting : *

Date of Meeting: ˙ (dd/mm/yyyy)

Resolution Type : ˮ Special ▾

Description : *
(max 2000 characters)

Attachment : ˮ
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4860		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Local Company Transactions

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   G653356(5)   Retrieve Details

Identification Type : *   PASSPORT ▾

Name : *   Chui Yat Leung

Nationality : *   HONG KONG RESIDENT (332)   ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▾

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   Rm 1607, Block 31

Heng Fa Chuen, Chai Wan, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category :   Company / Foreign Branch   ▼   Search

Registration No. :   [_____]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [_____]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : ·   1

b) No. of shares allotted :   1860

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   26/07/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S6877021A   ⟋   ▨ Retrieve Details

Identification Type : *   NRIC ▼   ⟋

Name : *   EILEEN LAU SHIANG YUEN   ⟋

Nationality : *   SINGAPOREAN (301)   ⟋   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   ⟋
                    ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 127992   ▨ Retrieve Address

Block/House No. : 75 ▼   ⟋

Street Name : **WEST COAST DRIVE**   ⟋

Unit : # 04 - 08   ⟋

Building/Estate Name : **HONG LEONG GARDEN CONDOMINIUM** ⟋

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 3000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) | ▼ |

e) Date of allotment : | 26/07/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490507974.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490507974.00**	**86084215.00**	**0.00**



RECEIPT

Receipt No : ACR0000000765974A   Date/Time : 26/07/2004 16:19
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 559.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 23, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : *

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Any one of the issued share details (Ordinary, Preference or Others) require Number of shares(Ordinary) is required if Amount paid or due and payable premium paid on each share(Ordinary) is not blank.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	Share Capital / Allottees Particulars	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   E615313(9)   Retrieve Details

Identification Type : *   PASSPORT ▼

Name : *   CHUNG CHIK KAU

Nationality : *   HONG KONG RESIDENT (332)   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▼

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   Flat C, 27/F, Block 4

City Garden North Point, Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : | Company / Foreign Branch ▼ | Search |

Registration No. :   [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 | /

b) No. of shares allotted : | 1800 | /

c) Class of shares allotted : | Ordinary ▼ | /

d) Currency : | SINGAPORE DOLLAR (099)   / | ▼ |

e) Date of allotment : | 23/07/2004 | (dd/mm/yyyy) /

| Save | Reset | Back |



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares



Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490503114.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490503114.00 86084215.00 0.00**



RECEIPT

Receipt No   : ACR0000000760974A   Date/Time : 23/07/2004 12:03
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 569.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

July 22, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,000	$10.40	$41,600.00	
4,000	Total value of shares exercised =	$41,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,497,314	1,490,497,314	Before Exercise	50,882,063
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	4,000	4,000	Less Exercise	(4,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,501,314	1,490,501,314	After Exercise	50,878,063

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :   ....

Designation   :   Assistant Secretary   Date   :   July 22, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Sh... payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `S1805337C`   Retrieve Details

Identification Type : * `NRIC`

Name : * FOO SHER LENG PHYLLIS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : `556119`   Retrieve Address

Block/House No. : `139`

Street Name : **SERANGOON AVENUE 3**

Unit : # `07` - `06`

Building/Estate Name : **SPRINGBLOOM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Individ ?

Shareholder Category :   [Company / Foreign Branch ▼] [Search]

Registration No. :   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

           Postal Code :

      Block/House No. :

       Street Name :

              Unit : # -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

          Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1] /

b) No. of shares allotted :   [4000] /

c) Class of shares allotted :   [Ordinary ▼] /

d) Currency :   [SINGAPORE DOLLAR (099) / ▼]

e) Date of allotment :   [22/07/2004] (dd/mm/yyyy) /

[Save] [Reset] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

	Ordinary	Preference	Others
Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490501314.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490501314.00**	**86084215.00**	**0.00**

22/7

BIZFILE - Payment Receipt Application



RECEIPT

Receipt No   : ACR0000000759272A   Date/Time : 22/07/2004 16:47
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 579.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 21, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,100 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,490,214	1,490,490,214	Before Exercise	50,889,163
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,100	2,100	Less Exercise	(2,100)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,492,314	1,490,492,314	After Exercise	50,887,063

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : July 21, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,100	$10.40	$21,840.00	
2,100	Total value of shares exercised =	$21,840.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

- ◉ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

	Ordinary	Preference	Others
Class of Shares :			
Number of shares :	2100		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D832724(7)	SHIM KWAN TAI	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * |D832724(7)   Retrieve Details

Identification Type : * |PASSPORT ▼|

Name : * |SHIM KWAN TAI

Nationality : * |HONG KONG RESIDENT (332)   ▼|

Mobile No : |

Occupation : |

Email Address : |

Address Type : *   ○ Local
                   ⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | Retrieve Address

Block/House No. : |▼|

Street Name :

Unit : # | - |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : |FLAT B, 3/F TSING WAH BLDG

|334-336 KING'S ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▼   Search

Registration No. : *   ☐   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: ☐
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2100

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   21/07/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490492314.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490492314.00**	**86084215.00**	**0.00**



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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   21/07/2004

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000756807A

Transaction No.	**Company Registration No.**	**Company Name**
C040312344	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : ACR0000000756807A
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

Date/Time : 21/07/2004 17:49

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 609.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,492,314	1,490,492,314	Before Exercise	50,887,063
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,497,314	1,490,497,314	After Exercise	50,882,063

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : July 21, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

◯ company is an unlisted public company

◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
E479081(6)	MAK SHING FU	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   E479081(6)   Retrieve Details

Identification Type : *   PASSPORT ▼

Name : *   MAK SHING FU

Nationality : *   BRITISH, UNITED KINGDOM (110)   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                    ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▼

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : BLK 8, 5/F FLAT A SITE 9 WHAMPOA GARDEN

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   5000

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   21/07/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490497314.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490497314.00**	**86084215.00**	**0.00**



LOCAL COMPANY TRANSACTIONS

You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ⊙ Others

Deposit Service Account No :   030429

Payment Date :   21/07/2004

| Submit | Cancel |

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000756862A

Transaction No.	Company Registration No.	Company Name
C040312397	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : ACR0000000756862A   Date/Time : 21/07/2004 18:04
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

		Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 599.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 21, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,473,114	1,490,473,114	Before Exercise	50,906,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,478,114	1,490,478,114	After Exercise	50,901,263

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Claire Tham Li Mei   Authorised Signature   :   ....

Designation   :   Assistant Secretary   Date   :   July 20, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors ▾

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's ▾

Description : (max 2000 characters)

Attachment : (copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

Save   Delete Issued Share   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   E946358(9)   [Retrieve Details]

Identification Type : *   PASSPORT ▼

Name : *   LI TZE FAN

Nationality : *   AUSTRALIAN (701) ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : ▼

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   FLAT 10G, BLOCK 20, CHI FU FA YUEN

POK FU LAM, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category :
*

Company / Foreign Branch   ▼ | Search |

Registration No. : *   [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [5000   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [20/07/2004] (dd/mm/yyyy)

| Save | | Reset | | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490478114.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490478114.00**	**86084215.00**	**0.00**





Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦾ Others
Deposit Service Account No :	030429
Payment Date :	20/07/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000753607A

Transaction No.	Company Registration No.	Company Name
C040308720	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : ACR0000000753607A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/07/2004 16:40

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 139.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 12,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM
THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,478,114	1,490,478,114	Before Exercise	50,901,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	12,000	12,000	Less Exercise	(12,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,490,114	1,490,490,114	After Exercise	50,889,263

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : July 20, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
12,000	$14.73	$176,760.00	
12,000	Total value of shares exercised =	$176,760.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ◯ No

Resolution Made

*' You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors ▼

Place of Meeting :

Date of Meeting: _____ (dd/mm/yyyy)

Resolution Type : Director's ▼

Description : *
(max 2000 characters)

Attachment :
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298 З I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	1	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save   Delete Issued Share   Reset   Back



Return of Allotment of Shares



Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * |S1612082J| Retrieve Details

Identification Type : * |NRIC ▼|

Name : * |ONG PECK YEOW ALAN|

Nationality : * |SINGAPOREAN (301) ▼|

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : |138678| Retrieve Address

Block/House No. : |6 ▼|

Street Name : **DOVER RISE**

Unit : # |02| - |07|

Building/Estate Name : **HERITAGE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address : | |

| |

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] [Search]

Registration No. : * [_____] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [_____]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1_____]

b) No. of shares allotted : [12000____]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment : [20/07/200_] (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490490114.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490490114.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ◉ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   20/07/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000754097A

Transaction No.	**Company Registration No.**	**Company Name**
C040309290	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : ACR0000000754097A

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 20/07/2004 18:23

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 129.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 100 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares*	S$1.00	S$4,000,000,000	Before Exercise	1,490,490,114	1,490,490,114	Before Exercise 50,889,263
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	100	100	Less Exercise (100)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,490,214	1,490,490,214	After Exercise 50,889,163

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : July 20, 2004

Enclosures

A copy of the Return of Allotment filed with the Registrar of Companies.
Confirmation of despatch of share certificates
Details of options granted and exercised in the Scheme
Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
100	$10.40	$1,040.00	
100	Total value of shares exercised =	$1,040.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ◉ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors

Place of Meeting :

Date of Meeting : (dd/mm/yyyy)

Resolution Type : Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298 3I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

 



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	...e ..oyable in ...ash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back




Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allotees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `K257380(6)`   Retrieve Details

Identification Type : * `PASSPORT`

Name : * `LO SUK YIN`

Nationality : * `HONG KONG RESIDENT (332)`

Mobile No :

Occupation :

Email Address :

Address Type : * ◯ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `FLAT C 9/F, PRIMROSE COURT`

`56A CONDUCT ROAD, HONG KONG`

If Allottee is NOT an Individual :

Shareholder Category : *
[Company / Foreign Branch ▼] [Search]

Registration No. : *
[   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)
[   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1   ]

b) No. of shares allotted : [100   ]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment : [20/07/2004] (dd/mm/yyyy)

[Save] [Reset] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490490214.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490490214.00 86084215.00 0.00**





Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   21/07/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000754587A

Transaction No.	Company Registration No.	Company Name
C040309896	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No   : ACR0000000754587A   Date/Time : 21/07/2004 09:44
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 119.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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July 19, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,500	$10.40	$46,800.00	
4,500	Total value of shares exercised =	$46,800.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,468,614	1,490,468,614	Before Exercise	50,910,763
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	4,500	4,500	Less Exercise	(4,500)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,473,114	1,490,473,114	After Exercise	50,906,263

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : July 19, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : * [   ]

[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters)
[   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4500		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   `A821655(2)`   Retrieve Details

Identification Type : *   `PASSPORT`

Name : *   `Ling Wai Tong`

Nationality : *   `CHINESE (336)`

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                     ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `Unit B, 20/F Tower 21`

`Laguna Verde, Hung Hom, Hong Kong`

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 4500 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 19/07/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490473114.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490473114.00**	**86084215.00**	**0.00**



RECEIPT

Receipt No : ACR0000000750676A   Date/Time : 19/07/2004 16:13
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 159.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 16, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,750 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (*If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.*)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,464,864	1,490,464,864	Before Exercise	50,914,513
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	3,750	3,750	Less Exercise	(3,750)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,468,614	1,490,468,614	After Exercise	50,910,763

Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

3.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Claire Tham Li Mei   Authorised Signature :   ....

Designation   :   Assistant Secretary   Date   :   July 16, 2004

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,750	$10.40	$39,000.00	
3,750	Total value of shares exercised =	$39,000.00	

Notes : .

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⊙ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3750		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee [Add]

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2554687C	LIM YEE CHYE	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * |S2554687C | Retrieve Details |

Identification Type : * |NRIC ▼|

Name : * |LIM YEE CHYE|

Nationality : * |SINGAPOREAN (301)   ▼|

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : |268417 | Retrieve Address |

Block/House No. : |81 ▼|

Street Name : **JALAN LIM TAI SEE**

Unit : # | | - | |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | |
| |

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▾ | | Search |

Registration No. : * |＿＿＿| | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: |＿＿＿|
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 3750 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099) ▾ |

e) Date of allotment : | 16/07/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490468614.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490468614.00**	**86084215.00**	**0.00**



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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   19/07/2004

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS   HOME | LOGOUT

PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000749179A

Transaction No.	Company Registration No.	Company Name
C040303714	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : ACR0000000749179A   Date/Time : 19/07/2004 09:48
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 179.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS



July 15, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 620 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,464,244	1,490,464,244	Before Exercise	50,915,133
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	620	620	Less Exercise	(620)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,464,864	1,490,464,864	After Exercise	50,914,513

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :   ....

Date :   July 15, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
620	$10.40	$6,448.00	
620	Total value of shares exercised =	$6,448.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
approval of the company in   (•) Yes
general meeting to issue   ( ) No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Directors ▼]

Place of Meeting : *   [   ]
                        [   ]

Date of Meeting: *   [   ]   (dd/mm/yyyy)

Resolution Type : *   [Director's ▼]

Description : *   [▲]
(max 2000 characters)   [▼]
                         [◄   ►]

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-   [   ]   Browse...
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



Save | Reset



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	620		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1750871G	WOO TUCK ONN	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1750871G   Retrieve Details

Identification Type : *   NRIC ▼

Name : *   WOO TUCK ONN

Nationality : *   SINGAPOREAN (301)   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                              ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159015   Retrieve Address

Block/House No. : 156 ▼

Street Name : **PRINCE CHARLES CRESCENT**

Unit : # 11 - 18

Building/Estate Name : **TANGLIN VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | | Search |

Registration No. : * | ____ | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | ____ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 620 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 15/07/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490464864.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490464864.00**	**86084215.00**	**0.00**



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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

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Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   15/07/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000745381A

Transaction No.	**Company Registration No.**	**Company Name**
C040299101	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : ACR0000000745381A   Date/Time : 15/07/2004 16:14
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 189.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBSGROUP HOLDINGS

July 14, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,445,144	1,490,445,144	Before Exercise 50,934,233
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,000	1,000	Less Exercise (1,000)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,446144	1,490,446144	After Exercise 50,933,233

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : July 14, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,000	$14.73	$14,730.00	
1,000	Total value of shares exercised =	$14,730.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

◯ company is an unlisted public company

◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors ▾

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type : Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	13.73		

Save | Delete Issued Share | Reset | Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / **Declaration**	**Share payable in** **cash**	**For a** **consideartion** **other than cash**	Share Capital / Allotted Shareholders	**List of** **Shareholders** **after the** **allotment**	**Summary** **of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

● **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * | S1681651E | Retrieve Details

Identification Type : * | NRIC ▼ |

Name : * | SOH POH YING CATHERINE |

Nationality : * | SINGAPOREAN (301) ▼ |

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ● Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | 521119 | Retrieve Address

Block/House No. : | 119 ▼ |

Street Name : **TAMPINES STREET 11**

Unit : # | 12 | - | 172 |

Building/Estate Name : **TAMPINES N1 (HUDC)**

Foreign Address (* if Address Type is Foreign Address)

Address : | |
| |

If Allottee is NOT an Individual :

Shareholder Category :
*

Company / Foreign Branch ▾ | Search |

Registration No. : ⸱ [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [1000   ]

c) Class of shares allotted :   [Ordinary ▾]

d) Currency :   [SINGAPORE DOLLAR (099)   ▾]

e) Date of allotment :   [14/07/2004] (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490446144.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490446144.00**	**86084215.00**	**0.00**




You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment




Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ⊗ Others

Deposit Service Account No :   030429

Payment Date :   14/07/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR00000000742655A

Transaction No.	Company Registration No.	Company Name
C040296078	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No   : ACR00000000742655A   Date/Time : 14/07/2004 15:53

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 209.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,000 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,446,144	1,490,446,144	Before Exercise	50,933,233
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	18,100	18,100	Less Exercise	(18,100)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,464,244	1,490,464,244	After Exercise	50,915,133

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Name : Claire Tham Li Mei   Authorised Signature :

   Designation : Assistant Secretary   Date : July 14, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
18,100	$10.40	$188,240.00	
18,100	Total value of shares exercised =	$188,240.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

○ company is an unlisted public company

○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : ' Directors ▾

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18100		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0163147J	TAN KEH YAN, PETER	Individual
S1484767G	NG WEI JOO	Individual





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allotrees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * |S0163147J| Retrieve Details

Identification Type : * |NRIC ▼|

Name : * |TAN KEH YAN, PETER|

Nationality : * |SINGAPOREAN (301) ▼|

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *
⦿ Local
◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : |486860| Retrieve Address

Block/House No. : |732 ▼|

Street Name : **UPPER CHANGI ROAD EAST**

Unit : # |08| - |05|

Building/Estate Name : **CASCADALE**

Foreign Address (* if Address Type is Foreign Address)

Address : | |

| |

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 16100 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 14/07/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `S1484767G`   Retrieve Details

Identification Type : * `NRIC`

Name : * `NG WEI JOO`

Nationality : * `SINGAPOREAN (301)`

Mobile No :

Occupation :

Email Address :

Address Type : * ⊙ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : `799105`   Retrieve Address

Block/House No. : `18`

Street Name : **JALAN TARI SERIMPI**

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : | Company / Foreign Branch ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2000 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 14/07/2004 | (dd/mm/yyyy)

| Save | Reset | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490464244.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490464244.00 86084215.00 0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment





Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦾ Others
Deposit Service Account No :	030429
Payment Date :	14/07/2004



Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000743127A

Transaction No.	Company Registration No.	Company Name
C040296578	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No	: ACR0000000743127A	Date/Time : 14/07/2004 17:18
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 199.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 13, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,450	$10.40	$25,480.00	
2,450	Total value of shares exercised =	$25,480.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,450 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,442,694	1,490,442,694	Before Exercise	50,936,683
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,450	2,450	Less Exercise	(2,450)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,445,144	1,490,445,144	After Exercise	50,934,233

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : July 13, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ⦾ company is an unlisted public company
- ⦾ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ⦾ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Members ▾]

Place of Meeting : *   [   ]

                         [   ]

Date of Meeting: '   [   ] (dd/mm/yyyy)

Resolution Type : *   [Special ▾]

Description : *   [   ]
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be   [   ] [Browse...]
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information
which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	1	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

	Ordinary	Preference	Others
Class of Shares :			
Number of shares :	2450		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1612082J   Retrieve Details

Identification Type : *   NRIC

Name : *   ONG PECK YEOW ALAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   (•) Local   ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   138678   Retrieve Address

Block/House No. :   6

Street Name : **DOVER RISE**

Unit : # 02 - 07

Building/Estate Name : **HERITAGE VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   [▼]   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [2450   ]

c) Class of shares allotted :   [Ordinary   ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [13/07/2004]   (dd/mm/yyyy)

Save   Reset   Back





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1612082J	ONG PECK YEOW ALAN	Individual





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency :   **SINGAPORE DOLLAR (099)**

Nominal Value per Share :   **1.00**

Amount of Authorised Share Capital :   **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1490445144.00 86084215.00 0.00**

Amount of Paid-up Share Capital :   **1490445144.00 86084215.00 0.00**



RECEIPT

Receipt No   : ACR0000000739956A   Date/Time : 13/07/2004 15:51

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 219.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS

July 7, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Janey Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,460 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,440,234	1,490,440,234	Before Exercise	51,768,173
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	2,460	2,460	Less Exercise	(2,460)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,442,694	1,490,442,694	After Exercise	51,765,713

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : July 7, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,460	$10.40	$25,584.00	
2,460	Total value of shares exercised =	$25,584.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ● company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

● Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▼

Place of Meeting : *

Date of Meeting: '   (dd/mm/yyyy)

Resolution Type : *   Special ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	5000000000	1	SINGAPORE DOLLAR (099)

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2460		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back






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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / .Declaration	Share payable in cash	For a consideartion other than cash	... ...	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S2178938J   Retrieve Details

Identification Type : *   NRIC

Name : *   Ong Liok Lim

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 459227   Retrieve Address

Block/House No. : 22C

Street Name : **EAST COAST AVENUE**

Unit : # ___ - ___

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [2460   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [07/07/2004   ] (dd/mm/yyyy)

[Save] [Reset] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allotted Particulars	List of Shareholders after the allotment	Summary of Capital



To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2178938J	ONG LIOK LIM	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490442694.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490442694.00 86084215.00 0.00**



RECEIPT

Receipt No   : ACR0000000728697A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 07/07/2004 12:01

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 249.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS

July 6, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,690 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,435,644	1,490,435,644	Before Exercise	51,772,763
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	3,690	3,690	Less Exercise	(3,690)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,439,334	1,490,439,334	After Exercise	51,769,073

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : July 6, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,690	$10.40	$38,376.00	
3,690	Total value of shares exercised =	$38,376.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

| HOME | LOGOUT |

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Date of allotment is invalid.

Please indicate whether the allottee is an Individual : *

ⓒ **Allottee is an Individual**
ⓒ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1597434F | Retrieve Details |

Identification Type : *   NRIC ▼

Name : *   M Suntharalingam

Nationality : *   SINGAPOREAN (301) ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ⓒ Local
                     ⓒ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 574418 | Retrieve Address |

Block/House No. : 557 ▼

Street Name : **UPPER THOMSON ROAD**

Unit : # 04 - 05

Building/Estate Name : **PEIRCE VIEW CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | ⌐ | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | ⌐ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 3690 |

c) Class of shares allotted : | Ordinary   ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 05/07/2004   (dd/mm/yyyy) |

| Save | | Reset | | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3690		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

| Save | Delete Issued Share | Reset | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :   Ordinary   Preference   Others

Amount of Issued Share Capital : **1490439334.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490439334.00 86084215.00 0.00**



LOCAL COMPANY TRANSACTIONS

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others
Deposit Service Account No :	030429
Payment Date :	06/07/2004

Submit   Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000725876A

Transaction No.	Company Registration No.	Company Name
C040277088	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : ACR0000000725876A
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

Date/Time : 06/07/2004 11:03

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 284.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,439,334	1,490,439,334	Before Exercise	51,769,073
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,440,234	1,490,440,234	After Exercise	51,768,173

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Claire Tham Li Mei

Designation :   Assistant Secretary

Authorised Signature :

Date :   July 6, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$10.40	$9,360.00	
900	Total value of shares exercised =	$9,360.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
approval of the company in   (•) Yes
general meeting to issue   ( ) No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * | Members ▾ |

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * | Special ▾ |

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)
filenameyyyyMMddmmsstt

| Browse... |

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save	Delete Issued Share	Reset	Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration   **Share payable in cash**   **For a consideration other than cash**   Share Capital / Allottees Particulars   **List of Shareholders after the allotment**   **Summary of Capital**

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
W228961	RAPIN LERSUDOMPUKSA	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration   **Shares payable in cash**   **For a consideration other than cash**   **Share Capital / Allottees Particulars**   **List of Shareholders after the allotment**   **Summary of Capital**

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **W228961**

Identification Type : *   **Passport**

Name : *   RAPIN LERSUDOMPUKSA

Nationality : *   THAI (306)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⊂ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   ⸱ Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 317/3 Soi Phayanak, Rajathavee

Bangkok 10400

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		900	900

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   900

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   05/07/2004   (dd/mm/yyyy)

Save | Reset | Delete | Back



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490440234.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490440234.00 86084215.00 0.00**



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   06/07/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



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PAYMENTS

PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000726011A

Transaction No.	**Company Registration No.**	**Company Name**
C040277236	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : ACR0000000726011A   Date/Time : 06/07/2004 11:36

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :	10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 274.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 28, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,800 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,432,044	1,490,432,044	Before Exercise	51,776,363
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,800	1,800	Less Exercise	(1,800)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,433,844	1,490,433,844	After Exercise	51,774,563

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : June 28, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,800	$10.40	$18,720.00	
1,800	Total value of shares exercised =	$18,720.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares


Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1800		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back



Return of Allotment of Shares

Submit



Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `s1124881J`   Retrieve Details

Identification Type : * `NRIC`

Name : * `KOH SIEW LENG`

Nationality : * `SINGAPOREAN (301)`

Mobile No :

Occupation :

Email Address :

Address Type : * ⦿ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : `229622`   Retrieve Address

Block/House No. : `69`

Street Name : **CAVENAGH ROAD**

Unit : # `02` - `356`

Building/Estate Name : **CAVENAGH GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch [▼] | Search |

Registration No. : * | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 1800 |

c) Class of shares allotted : | Ordinary [▼] |

d) Currency : | SINGAPORE DOLLAR (099) [▼] |

e) Date of allotment : | 28/06/2004 | (dd/mm/yyyy)

| Save | Reset | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490433844.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490433844.00**	**86084215.00**	**0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ⊂ Others

Deposit Service Account No :    030429

Payment Date :   28/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000708780A

Transaction No.	Company Registration No.	Company Name
C040256847	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : RCB0000000708780A   Date/Time : 28/06/2004 16:45
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 434.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

July 02, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,433,844	1,490,432,844	Before Exercise	51,774,563
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,434,744	1,490,434,744	After Exercise	51,773,663

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : July 01, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	.

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : ·   [Directors ▾]

Place of Meeting : ·

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : *   [Director's ▾]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / CHEN TIEN LAP BERNARD
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

 



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	11.27		

Save   Delete Issued Share   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * B457959 [Retrieve Details]

Identification Type : * PASSPORT

Name : * PICHET TRIRATANAVANIT

Nationality : * THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : * ( ) Local (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 40/20 MOBAN OSATIS 3, CHOCKCHAI 4

LADPRAW, BANGKOK 10230, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch ▼] [Search]

Registration No. : * [_____] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [_____]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [900]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment : [01/07/2004] (dd/mm/yyyy)

[Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490434744.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490434744.00**	**86084215.00**	**0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment





Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ⊂ Others

Deposit Service Account No :   030429

Payment Date :   02/07/2004



Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





Statement of Transaction for Deposit Service Account

From 01/07/2004 To 02/07/2004

DBS GROUP HOLDINGS LTD   Account No. : 030429

6 SHENTON WAY   Registration No.: PB03000254

DBS BUILDING

Singapore 068809

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	01/07/2004		**Balance Brought Forward**			**434.00**
1	01/07/2004 09:25:57	S1786987F	Lodgment Of Notice Of Resolution For Change Of Company Name / 200104695D C040267393	ACR0000000717405A	10.00	0.00
2	01/07/2004 09:28:53	S1786987F	Lodgment Of Notice Of Resolution For Change Of Company Name / 200106878M C040267404	ACR0000000717412A	10.00	0.00
3	01/07/2004 09:34:08	S1786987F	APPLICATION FOR REQUEST FOR HARD COPY CERTIFICATES / CT03	ACR0000000717436A	50.00	0.00
4	01/07/2004 09:35:38	S1786987F	APPLICATION FOR REQUEST FOR HARD COPY CERTIFICATES / CT03	ACR0000000717438A	50.00	0.00
5	02/07/2004 09:45:46	S7701811E	Lodgment Of Return Of Allotment Of Share / 199901152M C040270280	ACR0000000719942A	10.00	0.00

| **Total** | | | | | **130.00** | **0.00** |

| **Balance Carried Down** | | | | | | **304.00** |

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,434,744	1,490,434,744	Before Exercise	51,773,663
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,435,644	1,490,435,644	After Exercise	51,772,763

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : July 02, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$10.40	$9,360.00	
900	Total value of shares exercised =	$9,360.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * `Directors ▾`

Place of Meeting : '

Date of Meeting: ' `(dd/mm/yyyy)`

Resolution Type : * `Director's ▾`

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

`Browse`

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

 



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   B457959   Retrieve Details

Identification Type : *   PASSPORT

Name : *   PICHET TRIRATANAVANIT

Nationality : *   THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 40/20 MOBAN OSATIS 3, CHOCKCHAI 4

LADPRAW, BANGKOK 10230, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch [▼] | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 900 |

c) Class of shares allotted : | Ordinary [▼] |

d) Currency : | SINGAPORE DOLLAR (099) [▼] |

e) Date of allotment : | 01/07/2004 | (dd/mm/yyyy)

| Save | Reset | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490435644.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490435644.00**	**86084215.00**	**0.00**





You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment





Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	02/07/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





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PAYMENT ACKNOWLEDGMENT

Receipt No. : ACR0000000721267A

Transaction No.	**Company Registration No.**	**Company Name**
C040271726	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : ACR0000000721267A

Date/Time : 02/07/2004 15:43

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 294.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 22, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Secretariat
Bank Executive
(65) 6878 6141

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,650 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,430,394	1,490,430,394	Before Exercise	51,778,013
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,650	1,650	Less Exercise	(1,650)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,432,044	1,490,432,044	After Exercise	51,776,363

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : June 22, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,650	$10.40	$17,160.00	
1,650	Total value of shares exercised =	$17,160.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / ...	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting :   Members ▼

Place of Meeting :

Date of Meeting: (dd/mm/yyyy)

Resolution Type :   Special ▼

Description : *
(max 2000 characters)



Attachment :
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS

☐ 153717923 / GAIL D.FOSLER

☐ 701913934 / JACKSON P. TAI

☐ 740202053 / FRANK WONG KWONG SHING

☐ HA9016000 / LEUNG CHUN YING

☐ S0040556F / GOH GEOK LING

☐ S0047567Z / SUPPIAH DHANABALAN

☐ S0114104Z / HENG LEE CHENG

☐ S0234644C / KWA CHONG SENG

☐ S0291427A / FOCK SIEW WAH

☐ S1137875G / BERNARD CHEN TIEN LAP

☐ S1462421Z / PETER ONG BOON KWEE

☐ S1784984J / THEAN LIP PING

☐ S1786987F / CLAIRE THAM LI MEI

☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG

☐ S2622983I / JEANNIE HUI

☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked   must be completed.

Resolution / Declaration	For a consideration other than cash	e Capital / ioitens riiculars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	5000000000	1	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash)

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1650		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares



Please fill in the following information. Fields marked + must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash		List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual :

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category :   **Individual**

NRIC/FIN/Passport No. :   S1643157E   Retrieve Details

Identification Type :   NRIC ▾

Name : *   Tan Lay Hwa

Nationality : *   SINGAPOREAN (301) ▾

Mobile No :

Occupation :

Email Address :

Address Type :   ⦿ Local
                 ◯ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   416396   Retrieve Address

Block/House No. :   1A ▾

Street Name :   **TEO KIM ENG ROAD**

Unit :   # [   ] - [   ]

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category :   Company / Foreign Branch   ▼   Search

Registration No. :   [   ]   Retrieve Details

Name :

Address Type :

Local Address (if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (if Address Type is Foreign Address)

Address :

Details of Shares Allotted   Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1650

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   22/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490432044.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490432044.00 86084215.00 0.00**



Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   22/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000697421A

Transaction No.	**Company Registration No.**	**Company Name**
C040244157	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : RCB00000000697421A   Date/Time : 22/06/2004 11:32
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 454.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 21, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 10,840 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,419,554	1,490,419,554	Before Exercise	51,788,853
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	10,840	10,840	Less Exercise	(10,840)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,430,394	1,490,430,394	After Exercise	51,778,013

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : June 21, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
10,840	$10.40	$112,736.00	
10,840	Total value of shares exercised =	$112,736.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : * [   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters) [   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit·

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10840		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0099969E	HO CHYE HOI	Individual
S1546208F	LIM BENG KUAN	Individual
S1816765D	LAU KOK HUI BETTY	Individual
S6906063C	ANG TAI WEE DAVID	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1546208F   Retrieve Details

Identification Type : *   NRIC

Name : *   LIM BENG KUAN

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   529948   Retrieve Address

Block/House No. :   28

Street Name :   **SIMEI STREET 1**

Unit : # 09 - 07

Building/Estate Name :   **MELVILLE PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : ''   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe.e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1220

c) Class of shares allotted :   Ordinary   ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   21/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
⦾ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S0099969E   Retrieve Details

Identification Type : *   NRIC

Name : *   HO CHYE HOI

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                   ⦾ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   119139   Retrieve Address

Block/House No. :   13

Street Name :   **LORONG SARHAD**

Unit : #   -

Building/Estate Name :   **CHESTER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe t.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1]

b) No. of shares allotted :   [5000]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment :   [21/06/2004]   (dd/mm/yyyy)

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Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S6906063C   Retrieve Details

Identification Type : *   NRIC

Name : *   Ang Tai Wee David

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                      ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   120206   Retrieve Address

Block/House No. :   206

Street Name :   **CLEMENTI AVENUE 6**

Unit :   #   04   -   97

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1620

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   21/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

● Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   S1816765D   [Retrieve Details]

Identification Type : *   NRIC

Name : *   Lau kok Hui Betty

Nationality : *   SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *   ● Local   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259313   [Retrieve Address]

Block/House No. : 2

Street Name : **EWE BOON ROAD**

Unit : # 18 - 02

Building/Estate Name : **PRINCETON, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch   ▼]   [Search]

Registration No. : *   [   ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

      Block/House No. :

         Street Name :

              Unit : # -

    Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

         Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1]

b) No. of shares allotted :   [3000]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment :   [21/06/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490430394.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490430394.00**	**86084215.00**	**0.00**



RECEIPT

Receipt No   : RCB0000000696555A

Agency   : RCB - RCB

Application   : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 21/06/2004 18:05

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 464.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 18, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Enc

DBS GROUP HOLDINGS

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,412,554	1,490,412,554	Before Exercise	51,795,853
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	5,500	5,500	Less Exercise	(5,500)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,418,054	1,490,418,054	After Exercise	51,790,353

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : June 18 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,500	$10.40	$57,200.00	
5,500	Total value of shares exercised =	$57,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ○ No

Resolution Made

' You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : Directors ▾

Place of Meeting :

Date of Meeting: _____ (dd/mm/yyyy)

Resolution Type : Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter
names of other
corporate
representatives
who signed the
resolution, if
applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5500		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share : 9.40

Save   Delete Issued Share   Reset   Back





Return of Allotment of Shares .

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration   **Share payable in cash**   **For a consideration other than cash**   Share Capital / Allottees Particulars   **List of Shareholders after the allotment**   **Summary of Capital**

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D350199(0)	CHIK LAI YIN KITTY	Individual
D442355(1)	HO YIU HUNG, RONALD	Individual



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a consideartion other than cash** | Share Capital / Allottees Particulars | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `D442355(1)`   Retrieve Details

Identification Type : * `PASSPORT`

Name : * `HO YIU HUNG, RONALD`

Nationality : * `BRITISH, UNITED KINGDOM (110)`

Mobile No :

Occupation :

Email Address :

Address Type : * ○ Local ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `19E, TOWER 4, JUBILANT PLACE`

`MA TAU KOK ROAD, HONG KONG`

If Allottee is NOT an Individual :

Shareholder Category :
*

Company / Foreign Branch   ▼   Search

Registration No. : *

[   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

[   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   500

c) Class of shares allotted :   Ordinary   ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   17/06/2004 (dd/mm/yyyy)

Save   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * `D350199(0)`   Retrieve Details

Identification Type : * `PASSPORT`

Name : * `CHIK LAI YIN KITTY`

Nationality : * `HONG KONG RESIDENT (332)`

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `16/F MAN YEE BUILDING, 68 DES VOEUX ROAD CENTRAL`

`CENTRAL, HONG KONG`

If Allottee is NOT an Individual :

Shareholder Category : *

Company / Foreign Branch ▼ Search

Registration No. : * ☐ Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: ☐
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary ▼

d) Currency : SINGAPORE DOLLAR (099) ▼

e) Date of allotment : 17/06/2004 (dd/mm/yyyy)

Save Reset Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**

	Ordinary	Preference	Others
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490418054.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490418054.00**	**86084215.00**	**0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊂ Deposit Account Service ⊙ Others
Deposit Service Account No :	
Payment Date :	18/06/2004

Submit   Cancel

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Transaction Information		Participating merchan
Merchant Name	RCB	
Merchant Reference Code	CC04061810095927	
NETS Reference Code	379690	
Amount	$ 10.00	

Credit/Debit Card Information



Click here if you have stored your credit/debit card details with us.
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Name on Card
> YVONNE LEE

Card Number
> 4544 - 1580 - 0021 - 4081

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> September ▾ 2005 ▾

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ƎNETS Transaction Notification

Merchant Reference Code.	CC04061810095927
NETS Reference Code	379690
Transaction ID	35867EE000FD0001B53D6413F8E1BAA1
Transaction Message	Approved
Transaction Date & Time	06/18/2004 10:11:31
Amount Deducted	($) 10.00
Auth Code	261692



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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000660687

Transaction No.	**Company Registration No.**	**Company Name**
C040238919	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : RCB0000000660687

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : eNETSCredit

EP Ref No   : CC04061810095927

Date/Time : 18/06/2004 10:17

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

		Total (S$) :	10.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 17, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,412,054	1,490,412,054	Before Exercise	51,796,353
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	500	500	Less Exercise	(500)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,412,554	1,490,412,554	After Exercise	51,795,853

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : June 17 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ▾

Place of Meeting : '

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

 Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save   Delete Issued Share   Reset   Back



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	Share Capital / Allottees Particulars	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : *   D442355(1)   Retrieve Details

Identification Type : *   PASSPORT ▾

Name : *   HO YIU HUNG RONALD

Nationality : *   BRITISH, UNITED KINGDOM (110) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▾

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   19E, TOWER 4, JUBILANT PLACE

MA TAU KOK ROAD, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▾ | [Search]

Registration No. : *   [   ]   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

        Postal Code :

        Block/House No. :

        Street Name :

              Unit : # -

  Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 500 |

c) Class of shares allotted : | Ordinary ▾ |

d) Currency : | SINGAPORE DOLLAR (099) ▾ |

e) Date of allotment : | 17/06/2004 | (dd/mm/yyyy)

          [Save] [Reset] [Back]



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490412554.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490412554.00**	**86084215.00**	**0.00**

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
500	$12.27	$6,135.00	
500	Total value of shares exercised =	$6,135.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	18/06/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB00000000692516A

Transaction No.	Company Registration No.	Company Name
C040238746	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : RCB0000000692516A   Date/Time : 18/06/2004 09:27
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 9.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 14, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,490,395,904	1,490,395,904	Before Exercise	51,812,503
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 500	500	Less Exercise	(500)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,490,396,404	1,490,396,404	After Exercise	51,812,003

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : June 14, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
500	$10.40	$5,200.00	
500	Total value of shares exercised =	$5,200.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⊙ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members ▾

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	500		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   `D509334(2)`   Retrieve Details

Identification Type : *   `PASSPORT`

Name : *   `AU YUK MUI KITTY`

Nationality : *   `HONG KONG RESIDENT (332)`

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `FLAT 6, 10/F, BLOCK A, MOUNT PARKER LODGE`

`QUARRY BAY, HONG KONG`

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch [▼] | Search |

Registration No. : * | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

          Postal Code :

      Block/House No. :

       Street Name :

             Unit : # -

   Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

         Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) | |

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 500 |

c) Class of shares allotted : | Ordinary [▼] |

d) Currency : | SINGAPORE DOLLAR (099) [▼] |

e) Date of allotment : | 14/06/2004 | (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490396404.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490396404.00**	**86084215.00**	**0.00**



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment



Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦾ Others
Deposit Service Account No :	030429
Payment Date :	14/06/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB00000000685073A

Transaction No.	Company Registration No.	Company Name
C040230537	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000685073A   Date/Time : 14/06/2004 15:20
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

	Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 49.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | **LOGOUT**





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : *

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7050		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   `S6860876G`   Retrieve Details

Identification Type : *   `NRIC`

Name : *   `ALEX BART BOK`

Nationality : *   `SINGAPORE P.R. (300)`

Mobile No :   `97528080`

Occupation :

Email Address :   `ALEXBOK@DBS.COM`

Address Type : *   ⦿ Local
○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   `436918`   Retrieve Address

Block/House No. :   `130`

Street Name :   **TANJONG RHU ROAD**

Unit : # `05` - `27`

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▼   Search

Registration No. :   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   7050

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   15/06/2004 (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490412054.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490412054.00**	**86084215.00**	**0.00**



RECEIPT

Receipt No : RCB0000000688360A   Date/Time : 16/06/2004 10:13
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 19.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 7,050 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,405,004	1,490,405,004	Before Exercise	51,803,403
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	7,050	7,050	Less Exercise	(7,050)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,412,054	1,490,412,054	After Exercise	51,796,353

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : June 16 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable is covered in the previous payment)
  (unless the additional listing fee for the next 4 million Shares

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
7,050	$10.40	$73,320.00	
7,050	Total value of shares exercised =	$73,320.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act
to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   [Members ▼]

Place of Meeting : *   [   ]

                         [   ]

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : *   [Special ▼]

Description : *   [   ]
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be   [   ] Browse...
changed by suffixing time-
stamp with the actual file
name as   (Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

 



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * | D325466(7) | Retrieve Details

Identification Type : * | PASSPORT ▾ |

Name : * | Wong Lai Kwan |

Nationality : * | HONG KONG RESIDENT (332) ▾ |

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ○ Local
                          ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | | Retrieve Address

Block/House No. : | ▾ |

Street Name :

Unit : # | | - | |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | Flat D, 21/F Tower One, Island Place, |

| 51 Tanner Road, North Point, Hong Kong |

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1500

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099) ▼

e) Date of allotment :   18/06/2004   (dd/mm/yyyy)

Save   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**			
Nominal Value per Share :	**1.00**			
Amount of Authorised Share Capital :	**5000000000.00**			
Class of Shares :	Ordinary	Preference	Others	
Amount of Issued Share Capital :	**1490419554.00**	**86084215.00**	**0.00**	
Amount of Paid-up Share Capital :	**1490419554.00**	**86084215.00**	**0.00**	



RECEIPT

Receipt No : RCB0000000693351A   Date/Time : 18/06/2004 14:30
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 499.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,418,054	1,490,418,054	Before Exercise	51,790,353
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	1,500	1,500	Less Exercise	(1,500)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,419,554	1,490,419,554	After Exercise	51,788,853

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature :

Designation : Assistant Secretary   Date : June 18 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,500	$10.40	$15,600.00	
1,500	Total value of shares exercised =	$15,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

DBS GROUP HOLDINGS

June 15, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Secretariat
Bank Executive
(65) 6878 6141

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 5,400 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,396,404	1,490,396,404	Before Exercise	51,812,003
Preference Shares*	S$1.00	S$ 500,000,000	Add Exercise	5,400	5,400	Less Exercise	(5,400)
Preference Shares #	S$1.00	S$ 500,000,000	After Exercise	1,490,401,804	1,490,401,804	After Exercise	51,806,603

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : June 15, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,400	$12.27	$66,258.00	
5,400	Total value of shares exercised =	$66,258.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares



Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ☑

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5400		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save	Delete Issued Share	Reset	Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   Z010921   Retrieve Details

Identification Type : *   PASSPORT

Name : *   Sirima Taecharungnirum

Nationality : *   THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   DBS Thai Danu Bank Public Co. Ltd.

393, Silom Road, Bangrak, Bangkok 10500

If Allottee is NOT an Individual :

Shareholder Category : *   [Company / Foreign Branch ▼] [Search]

Registration No. : *   [_____] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [_____]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1]

b) No. of shares allotted :   [4500]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099) ▼]

e) Date of allotment :   [15/06/2004] (dd/mm/yyyy)

[Save] [Reset] [Back]





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allotees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   `D1622634`   [Retrieve Details]

Identification Type : *   `PASSPORT ▼`

Name : *   `Chan Kien Ming`

Nationality : *   `HONG KONG RESIDENT (332) ▼`

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ○ Local
                     ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ]   [Retrieve Address]

Block/House No. : [▼]

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : `No. 4, Park Road, Parkway Court, Blk A, 10/F`

`Room 5, Mid Level, Hong Kong`

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 900 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 15/06/2004 | (dd/mm/yyyy)

Save   Reset   Back





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D1622634	CHAN KIEN MING	Individual
Z010921	SIRIMA TAECHARUNGNIRUM	Individual





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.



Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490401804.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490401804.00**	**86084215.00**	**0.00**





Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦸ Others

Deposit Service Account No :   030429

Payment Date :   15/06/2004



Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000686929A

Transaction No.	Company Registration No.	Company Name
C040232589	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : RCB0000000686929A   Date/Time : 15/06/2004 14:16
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 39.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,200 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,401,804	1,490,401,804	Before Exercise	51,806,603
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,200	3,200	Less Exercise	(3,200)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,405,004	1,490,405,004	After Exercise	51,803,403

Outstanding Warrants/TSRs : N.A.

Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei   Authorised Signature : ....

Designation : Assistant Secretary   Date : June 15, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,200	$10.40	$33,280.00	
3,200	Total value of shares exercised =	$33,280.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange

⦾ company is an unlisted public company

⦾ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

⦾ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▾

Place of Meeting : *

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : *   Special ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298 3I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital |

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	Share Capital / Allottees Particulars	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◯ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   D1622634   Retrieve Details

Identification Type : *   PASSPORT

Name : *   CHAN KIEN MING

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ◯ Local
                        ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : NO. 4, PARK ROAD, PARKWAY COURT, BLK A, 10/F

ROOM 5, MID LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) | |

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2700 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 15/06/2004 | (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   D1622634   Retrieve Details

Identification Type : *   PASSPORT

Name : *   CHAN KIEN MING

Nationality : *   HONG KONG RESIDENT (332)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : NO. 4, PARK ROAD, PARKWAY COURT, BLK A, 10/F

ROOM 5, MID LEVEL, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | | Search |

Registration No. : *   [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2700 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 15/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ Allottee is an Individual
○ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   Z010921   Retrieve Details

Identification Type : *   PASSPORT

Name : *   SIRIMA TAECHARUNGNIRUN

Nationality : *   THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *
○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 393 SILOM ROAD, BANGRAK, BANGKOK 10500, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : * |Company / Foreign Branch   ▼| | Search |

Registration No. : *   [   ] | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : |1 |

b) No. of shares allotted : |500 |

c) Class of shares allotted : |Ordinary ▼|

d) Currency : |SINGAPORE DOLLAR (099)   ▼|

e) Date of allotment : |15/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D1622634	CHAN KIEN MING	Individual
Z010921	SIRIMA TAECHARUNGNIRUN	Individual





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**
Nominal Value per Share :	**1.00**
Amount of Authorised Share Capital :	**5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490405004.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490405004.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   15/06/2004

 
Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000687059A

Transaction No.	Company Registration No.	Company Name
C040232730	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.


Print Receipt



RECEIPT

Receipt No : RCB0000000687059A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 15/06/2004 14:55

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 29.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 10, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Secretariat
Bank Executive
(65) 6878 6141

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,392,904	1,490,392,904	Before Exercise	51,815,503
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	600	600	Less Exercise	(600)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,393,504	1,490,393,504	After Exercise	51,814,903

3. Outstanding Warrants/TSRs   : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Claire Tham Li Mei   Authorised Signature   :

Designation   :   Assistant Secretary   Date   :   June 10, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$12.27	$7,362.00	
600	Total value of shares exercised =	$7,362.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
◌ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * | E9152842 | Retrieve Details

Identification Type : * | PASSPORT ▼ |

Name : * | Ho Chun Hung |

Nationality : * | HONG KONG RESIDENT (332) ▼ |

Mobile No : | |

Occupation : | |

Email Address : | |

Address Type : *   ◌ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | | Retrieve Address

Block/House No. : | ▼ |

Street Name :

Unit : # | | - | |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : | Flat A, 1/F, Block 9, Pristine Villa, 18 Pak Lok Path, |

| Shatin, Hong Kong |

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | | Search |

Registration No. : * |_____| | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: |_____|
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 600 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 10/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490393504.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490393504.00**	**86084215.00**	**0.00**





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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦿ Others
Deposit Service Account No :	030429
Payment Date :	10/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000680426A

Transaction No.	Company Registration No.	Company Name
C040225461	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000680426A   Date/Time : 10/06/2004 14:36
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 69.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,400 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,393,504	1,490,393,504	Before Exercise	51,814,903
Preference Shares *	S$1.00	S$500,000,000	Add Exercise	2,400	2,400	Less Exercise	(2,400)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,395,904	1,490,395,904	After Exercise	51,812,503

Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature : ....

Date : June 10, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
 # Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
2,400	$10.40	$24,960.00	
2,400	Total value of shares exercised =	$24,960.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
◯ company is an unlisted public company
◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2400		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save   Delete Issued Share   Reset   Back





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   E9152842   Retrieve Details

Identification Type : *   PASSPORT ▼

Name : *   HO CHUN HUNG

Nationality : *   HONG KONG RESIDENT (332) ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                        ⊙ Foreign

Local Address (* if Address Type is Local Address)

        Postal Code :   Retrieve Address

        Block/House No. : ▼

        Street Name :

        Unit : #   -

        Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

        Address : FLAT A, 1/F, BLOCK 9, PRISTINE VILLA, 18 PAK LOK PATH,

                  SHATIN, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 2400 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 10/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490395904.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490395904.00**	**86084215.00**	**0.00**



Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   10/06/2004

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000680598A

Transaction No.	**Company Registration No.**	**Company Name**
C040225655	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000680598A

Date/Time : 10/06/2004 15:20

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :			10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 59.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 8, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,490,390,404	1,490,390,404	Before Exercise	51,818,003
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,490,391,304	1,490,391,304	After Exercise	51,817,103

Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham   Authorised Signature :

Designation : Assistant Secretary   Date : June 8, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * |Directors ▼|

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * |Director's ▼|

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

| Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a considearion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Unable to retrieve details for the given NRIC/FIN/Passport No.

Please indicate whether the allottee is an Individual : *

(• Allottee is an Individual

(‌ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : * |G534399(1)| Retrieve Details

Identification Type : * |PASSPORT ▾|

Name : * |TAN SIU CHAK DICK

Nationality : * |HONG KONG RESIDENT (332)   ▾|

Mobile No : |

Occupation : |

Email Address : |

Address Type : *   (Local
(• Foreign

Local Address (* if Address Type is Local Address)

Postal Code : | | Retrieve Address

Block/House No. : |▾|

Street Name :

Unit : # | - |

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : |1H, CHERISH COURT, DISCOVERY BAY,

|NORTH TERRITORY, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ⟨▼⟩ | | Search |

Registration No. : * | _____ | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | _____ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 900 |

c) Class of shares allotted : | Ordinary ⟨▼⟩ |

d) Currency : | SINGAPORE DOLLAR (099) ⟨▼⟩ |

e) Date of allotment : | 08/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490391304.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490389204.00**	**86084215.00**	**0.00**



Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ○ Others
Deposit Service Account No :	030429
Payment Date :	08/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000676172A

Transaction No.	Company Registration No.	Company Name
C040220998	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No   : RCB0000000676172A   Date/Time : 08/06/2004 14:42
Agency   : RCB - RCB
Application   : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 89.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

4. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,490,391,304	1,490,391,304	Before Exercise	51,817,103
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise 1,600	1,600	Less Exercise	(1,600)
Preference Shares #	S$1.00	S$500,000,000,000	After Exercise 1,490,392,904	1,490,392,904	After Exercise	51,815,503

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Claire Tham Li Mei

Designation : Assistant Secretary

Authorised Signature :

Date : June 8, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,600	$10.40	$16,640.00	
1,600	Total value of shares exercised =	$16,640.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained
approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * | Directors ▾ |

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * | Director's ▾ |

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be
changed by suffixing time-
stamp with the actual file
name as | Browse... |

filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1600		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
G534399(1)	TAN SIU CHAK DICK	Individual
G542211(5)	LAU PIK SHING	Individual



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   G534399(1)   Retrieve Details

Identification Type : *   PASSPORT ▾

Name : *   TAN SIU CHAK DICK

Nationality : *   HONG KONG RESIDENT (332)   ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▾

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 1H, CHERISH COURT, DISCOVERY BAY,

NORTH TERRITORY, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 800 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 04/06/2004 | (dd/mm/yyyy)

| Save | Reset | Back |



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Foreign address is required.

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   G542211(5)   [Retrieve Details]

Identification Type : *   PASSPORT ▾

Name : *   LAU PIK SHING

Nationality : *   HONG KONG RESIDENT (332) ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : ▾

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :   5H, BLOCK 12, SCENEWAY GARDEN

LAM TIN, KOWLOON, HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   800

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   04/06/2004   (dd/mm/yyyy)

Save   Reset   Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490392904.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490392904.00**	**86084215.00**	**0.00**



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PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦶ Others
Deposit Service Account No :	030429
Payment Date :	08/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB00000000676857A

Transaction No.	Company Registration No.	Company Name
C040221717	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000676857A
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

Date/Time : 08/06/2004 17:12

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 79.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 7, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Secretariat
Bank Executive
(65) 6878 5246

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 24,700 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,364,204	1,490,364,204	Before Exercise	51,844,203
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	24,700	24,700	Less Exercise	(24,700)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,388,904	1,490,388,904	After Exercise	51,819,503

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :

Designation   :   Assistant Secretary   Date   :   June 4, 2004

Enclosures
*   A copy of the Return of Allotment filed with the Registrar of Companies.
*   Confirmation of despatch of share certificates
*   Details of options granted and exercised in the Scheme
*   Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
24,700	$10.40	$256,880.00	
24,700	Total value of shares exercised =	$256,880.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the
approval of the company in   ⦿ Yes
general meeting to issue   ○ No
shares.

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Directors ▼

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Director's ▼

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be
changed by suffixing time-
stamp with the actual file
name as   Browse...
filenameyyyyMMddmmsstt   (Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24700		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **D279767(5)**

Identification Type : *   **Passport**

Name : *   LEUNG PIK CHUN FLORENCE

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⌀ Local   ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : # ☐ - ☐

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E 23/F 130 CAINE ROAD

HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		2700	2700

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   2700

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   04/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : *   [S0020553B ╱]   Retrieve Details

Identification Type : *   [NRIC ▼] ╱

Name : *   KAN SHIK LUM ╱

Nationality : *   SINGAPOREAN (301) ╱   ▼

Mobile No :   [   ]

Occupation :   [   ]

Email Address :   [   ]

Address Type : *   ⦿ Local ╱
                   ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [287686 ╱]   Retrieve Address

Block/House No. : [51 ▼] ╱

Street Name : **WATTEN DRIVE** ╱

Unit : # [   ] - [   ]

Building/Estate Name : **WATTEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address : [   ]

[   ]

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch ▼ | Search

Registration No. : *   [   ] Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe.e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 | ╱

b) No. of shares allotted : | 22000 | ╱

c) Class of shares allotted : | Ordinary ▼ | ╱

d) Currency : | SINGAPORE DOLLAR (099)   ╱   ▼ |

e) Date of allotment : | 04/06/2004 | (dd/mm/yyyy) ╱

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D279767(5)	LEUNG PIK CHUN FLORENCE	Individual
S0020553B	KAN SHIK LUM	Individual





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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary Preference Others

Amount of Issued Share Capital : **1490388904.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490386804.00 86084215.00 0.00**

7/6



RECEIPT

Receipt No : RCB0000000673545A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 07/06/2004 10:53

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 129.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| **HOME** | **LOGOUT** |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
    (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,388,904	1,490,388,904	Before Exercise	51,819,503
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	600	600	Less Exercise	(600)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,389,504	1,490,389,504	After Exercise	51,818,903

3. Outstanding Warrants/TSRs   :   N.A.
    Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds   :   N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name   :   Jeannie Hui   Authorised Signature   :   ....

Designation   :   Assistant Secretary   Date   :   June 7, 2004

Enclosures
* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$12.93	$7,758.00	
600	Total value of shares exercised =	$7,758.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * |Directors ▼|

Place of Meeting : *

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : * |Director's ▼|

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

[   ] Browse...

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	1	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary·	Preference	Others
Number of shares :	600		

Amount paid or due and payable on each share

paid :	1		
due and payable :	0		

Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⦿ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   D279767(5)   [Retrieve Details]

Identification Type : *   PASSPORT ▾

Name : *   LEUNG PIK CHUN FLORENCE

Nationality : *   BRITISH, UNITED KINGDOM (110)   ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                             ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. : ▾

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E 23/F 130 CAINE ROAD

           HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * |Company / Foreign Branch   ▼| | Search |

Registration No. : * |_____| | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) |_____|

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : |1_____| /

b) No. of shares allotted : |600_____| /

c) Class of shares allotted : |Ordinary ▼|

d) Currency : |SINGAPORE DOLLAR (099)   ▼|

e) Date of allotment : |04/06/2004| (dd/mm/yyyy) /

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490389504.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490387404.00**	**86084215.00**	**0.00**

7/6



RECEIPT

Receipt No   : RCB0000000673715A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 07/06/2004 11:41

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
Total (S$) :			10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 119.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,389,504	1,490,389,504	Before Exercise	51,818,903
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,390,404	1,490,390,404	After Exercise	51,818,003

Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui   Authorised Signature :

Designation : Assistant Secretary   Date : June 7, 2004

Enclosures
* A copy of the Return of Allotment filed with the Registrar of Companies.
* Confirmation of despatch of share certificates
* Details of options granted and exercised in the Scheme
* Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

◉ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**   /

Nature of Meeting : * |Members ▼|

Place of Meeting : *

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : * |Special ▼|

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as   [   ] |Browse...|

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, JANCY WANG CHIA CHYI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.







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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   D279767(5)   Retrieve Details

Identification Type : *   PASSPORT

Name : *   LEUNG PIK CHUN FLORENCE

Nationality : *   BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local   ⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT E 23/F 130 CAINE ROAD

HONG KONG

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch   ▼ | | Search |

Registration No. : * | _____ | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabe e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | _____ |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 900 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099)   ▼ |

e) Date of allotment : | 04/06/2004 | (dd/mm/yyyy)

| Save | | Reset | | Back |





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490390404.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490388304.00**	**86084215.00**	**0.00**

7/6



RECEIPT

Receipt No : RCB00000000673856A   Date/Time : 07/06/2004 12:14
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 109.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Yvonne Lee
Secretariat
Bank Executive
(65) 6878 8841

Encs

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 1,500 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,361,804	1,490,361,804	Before Exercise	51,846,603
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	1,500	1,500	Less Exercise	(1,500)
Preference Shares #	S$1.00	S$500,000,000,000	After Exercise	1,490,363,304	1,490,363,304	After Exercise	51,845,103

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature : ....

Date : June 3, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable (unless the additional listing fee for the next 4 million Shares is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
1,500	$10.40	$15,600.00	
1,500	Total value of shares exercised =	$15,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ⦾ company is an unlisted public company
- ⦾ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- ⦿ Yes
- ⦾ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters) [   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

 



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1500		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

Save | Delete Issued Share | Reset | Back



Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **E592348(8)**

Identification Type : * **Passport**

Name : * HO YEUNG YIP

Nationality : * CANADIAN (501)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local
 ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : # ☐ - ☐

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 804, BLOCK 34, HENG FA CHUEN

CHAI WAN, HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		1500	1500

Shareholder Category : * | Company / Foreign Branch ▾ | Search |

Registration No. : * | | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: | |
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 | ╱

b) No. of shares allotted : | 1500 | ╱

c) Class of shares allotted : | Ordinary ▾ | ╱

d) Currency : | SINGAPORE DOLLAR (099)   ╱ | ▾ |

e) Date of allotment : | 03/06/2004 | (dd/mm/yyyy)   ╱

| Save | Reset | Back |



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490363304.00   86084215.00   0.00**

Amount of Paid-up Share Capital : **1490361204.00   86084215.00   0.00**

3/6



LOCAL COMPANY TRANSACTIONS

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You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment





Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ⦿ Others
Deposit Service Account No :	030429
Payment Date :	03/06/2004

 

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000669676A

Transaction No.	**Company Registration No.**	**Company Name**
C040214209	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.





RECEIPT

Receipt No : RCB0000000669676A   Date/Time : 03/06/2004 13:26
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No   :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 159.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

| HOME | LOGOUT |

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 900 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise 1,490,363,304	1,490,363,304	Before Exercise	51,845,103
Preference Shares*	S$1.00	S$500,000,000	Add Exercise 900	900	Less Exercise	(900)
Preference Shares #	S$1.00	S$500,000,000	After Exercise 1,490,364,204	1,490,364,204	After Exercise	51,844,203

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : June 3, 2004

Enclosures

- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
900	$12.27	$11,043.00	
900	Total value of shares exercised =	$11,043.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices



LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ○ company is an unlisted public company
- ○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Members ▼]

Place of Meeting : * [   ]
[   ]

Date of Meeting: * [   ] (dd/mm/yyyy)

Resolution Type : * [Special ▼]

Description : *
(max 2000 characters)
[   ]

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

filenameyyyyMMddmmsstt

[   ] [Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S262298I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, YVONNE LEE SIEW WAN, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset



| HOME | LOGOUT |

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save   Delete Issued Share   Reset   Back



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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **E592348(8)**

Identification Type : *   **Passport**

Name : *   HO YEUNG YIP

Nationality : *   CANADIAN (501)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ○ Local   ● Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : FLAT 804, BLOCK 34, HENG FA CHUEN

CHAI WAN, HONG KONG

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		900	900

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

[   ]

If share(s) is/are co-owned, only <u>one</u> allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [   ]

b) No. of shares allotted : [   ]

c) Class of shares allotted : [Ordinary ▼]

d) Currency : [▼]

e) Date of allotment : [   ] (dd/mm/yyyy)

[Save] [Reset] [Delete] [Back]





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary / Preference Others

Amount of Issued Share Capital : **1490364204.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490362104.00 86084215.00 0.00**

3/6



You have submitted a **Return of Allotment of Shares** transaction. Please confirm and proceed to make payment for processing the transaction. If you wish to change details, click **HOME** to go back and select the **Return of Allotment of Shares** option.

Click here for Payment





Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⊙ Deposit Account Service ◌ Others
Deposit Service Account No :	030429
Payment Date :	03/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.





PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000669807A

Transaction No.	**Company Registration No.**	**Company Name**
C040214344	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000669807A   Date/Time : 03/06/2004 14:23
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :	10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 149.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 1, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Secretariat
Bank Executive
(65) 6878 6141

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
				Shares	$	
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,356,744	1,490,356,744	Before Exercise	51,851,663
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	600	600	Less Exercise	(600)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,357,344	1,490,357,344	After Exercise	51,851,063

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui   Authorised Signature :

Designation : Assistant Secretary   Date : June 1, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$12.27	$7,362.00	
600	Total value of shares exercised =	$7,362.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- ⦿ company is listed on the securities exchange
- ◯ company is an unlisted public company
- ◯ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
◯ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * [Directors ▾]

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * [Director's ▾]

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[Browse...]

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	**Share payable in cash**	**For a consideartion other than cash**	**Share Capital / Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Particulars of Allottee

Nominal value per share is required.

No. of shares allotted is required.

Currency is required.

Date of allotment is required.

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**

○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   K368792   Retrieve Details

Identification Type : *   PASSPORT ▼

Name : *   YUWADEE CHAWAWATNAPONG

Nationality : *   THAI (306)   ▼

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local
                         ⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▼

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 80 SOI PRAMOTE 2, SURIWONG ROAD



LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

Save	Delete Issued Share	Reset	Back



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
K368792	YUWADEE CHAWAWATNAPONG	Individual

BANGKOK 10500 THAILAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   ▼   Search

Registration No. : *   [   ]   Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   600

c) Class of shares allotted :   Ordinary ▼

d) Currency :   SINGAPORE DOLLAR (099)   ▼

e) Date of allotment :   31/05/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490357344.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490355244.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others
Deposit Service Account No :	030429
Payment Date :	01/06/2004

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PAYMENTS

PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000668228A

Transaction No.	**Company Registration No.**	**Company Name**
C040212548	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000668228A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 01/06/2004 16:28

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 259.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 2,100 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,357,344	1,490,357,344	Before Exercise	51,851,063
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	600	600	Less Exercise	(600)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,357,944	1,490,357,944	After Exercise	51,850,463

3. Outstanding Warrants/TSRs : N.A.

   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

   Name : Jeannie Hui   Authorised Signature :

   Designation : Assistant Secretary   Date : June 1, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee payable for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares

Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$10.40	$6,240.00	
600	Total value of shares exercised =	$6,240.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

⊙ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⊙ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * |Members ▾|

Place of Meeting : *   [   ]
                          [   ]

Date of Meeting: *   [   ] (dd/mm/yyyy)

Resolution Type : * |Special ▾|

Description : *   [   ]
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

[   ] | Browse... |

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 112914204 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ HA9016000 / LEUNG CHUN YING
- ☐ S0040556F / GOH GEOK LING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save   Reset





Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

| Save | Delete Issued Share | Reset | Back |



╔══════════════════════════╗
║ LOCAL COMPANY TRANSACTIONS ║
╚══════════════════════════╝

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Return of Allotment of Shares

| Submit |

Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

To Add Allottee | Add |

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
K368792 ╱	YUWADEE CHAWAWATNAPONG ╱	Individual ╱



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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   K368792   Retrieve Details

Identification Type : *   PASSPORT

Name : *   YUWADEE CHAWAWATNAPONG

Nationality : *   THAI (306)

Mobile No :

Occupation :

Email Address :

Address Type : *   ( ) Local
                                  (•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 80 SOI PRAMOTE 2, SURIWONG, ROAD

           BANGKOK 10500 THAILAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *   ☐ | Retrieve Details |

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: ☐
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : | 1 |

b) No. of shares allotted : | 600 |

c) Class of shares allotted : | Ordinary ▼ |

d) Currency : | SINGAPORE DOLLAR (099) ▼ |

e) Date of allotment : | 31/05/2004 | (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :

	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490357944.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490355844.00**	**86084215.00**	**0.00**

1/6



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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000668308A

Transaction No.	**Company Registration No.**	**Company Name**
C040212633	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



PAYMENTS

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Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⊙ Deposit Account Service ○ Others

Deposit Service Account No :   030429

Payment Date :   01/06/2004

Submit   Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



RECEIPT

Receipt No : RCB0000000668308A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No :

Date/Time : 01/06/2004 16:44

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			
	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 249.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

June 1, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Christine Cheang
Secretariat
Bank Executive
(65) 6878 5304

Enc

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 600 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2002 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		Options Granted & Outstanding Shares	
			Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,357,944	1,490,357,944	Before Exercise	51,850,463
Preference Shares*	S$1.00	S$500,000,000,000	Add Exercise	600	600	Less Exercise	(600)
Preference Shares #	S$1.00	S$500,000,000,000	After Exercise	1,490,358,544	1,490,358,544	After Exercise	51,849,863

3. Outstanding Warrants/TSRs : N.A.
   Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : June 1, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
600	$12.27	$7,362.00	
600	Total value of shares exercised =	$7,362.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	**Shares payable in cash**	**For a consideration other than cash**	**Share Capital/Allottees Particulars**	**List of Shareholders after the allotment**	**Summary of Capital**

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : *   Members ▾

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : *   Special ▾

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.27		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
U365503 /	TADA CHARUKITPAISARN /	Individual



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

⊙ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   U365503   /   Retrieve Details

Identification Type : *   PASSPORT   /

Name : *   TADA CHARUKITPAISARN   /

Nationality : *   THAI (306)   /

Mobile No :

Occupation :

Email Address :

Address Type : *   ○ Local   ⊙ Foreign   /

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : DBS THAI DANU BANK   /

393 SILOM ROAD, BANGRAK, BANGKOK 10500, THAILAND   /

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch   Search

Registration No. : *   [   ]   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: [   ]
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1   ]

b) No. of shares allotted :   [600   ]

c) Class of shares allotted :   [Ordinary ▼]

d) Currency :   [SINGAPORE DOLLAR (099)   ▼]

e) Date of allotment :   [01/06/2004   (dd/mm/yyyy)]

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1490358544.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1490356444.00**	**86084215.00**	**0.00**



PAYMENTS

Payment Application

Payment Details

Company Registration No :   199901152M

Name of Company :   DBS GROUP HOLDINGS LTD

Transaction Type :   Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) :   10.00

Late Lodgement Fine (S$) :   0.00

Composition Fine (S$) :   0.00

Service Charge (S$) :   0.00

GST (if any) :   0.00

Total Amount (S$) :   10.00

Payment Mode :   ⦿ Deposit Account Service ⦾ Others

Deposit Service Account No :   030429

Payment Date :   01/06/2004

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PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB00000000668402A

Transaction No.	Company Registration No.	Company Name
C040212751	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000668402A

Agency   : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via   : Deposit Service Account

EP Ref No   :

Date/Time : 01/06/2004 17:07

DBS GROUP HOLDINGS LTD

6 SHENTON WAY

DBS BUILDING

SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY NAME :			
	199901152M / DBS GROUP HOLDINGS LTD			
		Total (S$) :		10.00

Deposit Service Account No. : 030429

Balance Amount in Deposit Account : $ 239.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 3,260 SHARES OF S$1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
   (If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

3. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,490,358,544	1,490,358,544	Before Exercise	51,849,863
Preference Shares*	S$1.00	S$500,000,000	Add Exercise	3,260	3,260	Less Exercise	(3,260)
Preference Shares #	S$1.00	S$500,000,000	After Exercise	1,490,361,804	1,490,361,804	After Exercise	51,846,603

Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Jeannie Hui

Designation : Assistant Secretary

Authorised Signature :

Date : June 1, 2004

Enclosures
- A copy of the Return of Allotment filed with the Registrar of Companies.
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

ESOS   SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
3,260	$10.40	$33,904.00	
3,260	Total value of shares exercised =	$33,904.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices





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Return of Allotment of Shares

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| Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Record saved successfully.

Company Type

Please click on appropriate button :

⦿ company is listed on the securities exchange
○ company is an unlisted public company
○ company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

⦿ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :   **199901152M**

Company Name :   **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * | Directors ▾ |

Place of Meeting : *

Date of Meeting: *   (dd/mm/yyyy)

Resolution Type : * | Director's ▾ |

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as

| Browse... |

(Click 'Browse' to select file for attachment)

filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 112914204 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON P. TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ HA9016000 / LEUNG CHUN YING
☐ S0040556F / GOH GEOK LING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2549567E / WONG NGIT LIONG @ WONG GEOK KIONG
☐ S2622983I / JEANNIE HUI
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :



Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3260		

Amount paid or due and payable on each share

	Ordinary	Preference	Others
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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Return of Allotment of Shares

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*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee   Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
B537562	PIMONPORN POOLNAPOL	Individual
S1555143G	YAP TIONG HOCK	Individual
U365503	TADA CHARUKITPAISARN	Individual
Z7830953	WU TAO THOMAS	Individual



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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **B537562**

Identification Type : *   **Passport**

Name : *   PIMONPORN POOLNAPOL

Nationality : *   THAI (306)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⊂ Local
                            ⊙ Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   [Retrieve Address]

Block/House No. :

Street Name :

Unit : #   -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : DBS THAI DANU BANK

393 SILOM ROAD, BANGRAK, BANGKOK 10500, THAILAND

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		500	500

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : `1`

b) No. of shares allotted : `500`

c) Class of shares allotted : `Ordinary`

d) Currency : `SINGAPORE DOLLAR (099)`

e) Date of allotment : `01/06/2004` (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

| Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital |

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **S1555143G**

Identification Type : *   **NRIC**

Name : *   YAP TIONG HOCK

Nationality : *   SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⦿ Local
                                ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 809687   Retrieve Address

Block/House No. : 10

Street Name : **CACTUS DRIVE**

Unit : # 07 - 01

Building/Estate Name : **GRANDE VISTA**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		1500	1500

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   1500

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   01/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

| **Resolution / Declaration** | **Share payable in cash** | **For a considertion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital** |

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(● Allottee is an Individual
(Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   U365503   Retrieve Details

Identification Type : *   PASSPORT ▾

Name : *   TADA CHARUKITPAISARN

Nationality : *   THAI (306)   ▾

Mobile No :

Occupation :

Email Address :

Address Type : *   (Local
                        (● Foreign

Local Address (* if Address Type is Local Address)

Postal Code :   Retrieve Address

Block/House No. : ▾

Street Name :

Unit : # ▢ - ▢

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :   DBS THAI DANU BANK

393 SILOM ROAD, BANGRAK, BANGKOK 10500, THAILAND

If Allottee is NOT an Individual :

Shareholder Category : *   Company / Foreign Branch ▾   Search

Registration No. : *   [   ]   [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)   [   ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   [1]

b) No. of shares allotted :   [500]

c) Class of shares allotted :   [Ordinary ▾]

d) Currency :   [SINGAPORE DOLLAR (099) ▾]

e) Date of allotment :   [01/06/2004] (dd/mm/yyyy)

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Return of Allotment of Shares

	Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : *   **Individual**

NRIC/FIN/Passport No. : *   **Z7830953**

Identification Type : *   **Passport**

Name : *   WU TAO THOMAS

Nationality : *   AMERICAN (503)

Mobile No. :

Occupation :

Email Address :

Address Type : *   ⊙ Local
                    ⦿ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [   ] [Retrieve Address]

Block/House No. :

Street Name :

Unit : # [   ] - [   ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Apartment 1637, Tower 5, Hong Kong Parkview

88 Tai Tam Reservoir Road, Hong Kong

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		760	760

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :   1

b) No. of shares allotted :   760

c) Class of shares allotted :   Ordinary

d) Currency :   SINGAPORE DOLLAR (099)

e) Date of allotment :   01/06/2004   (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Nominal Value per Share : **1.00**

Amount of Authorised Share Capital : **5000000000.00**

Class of Shares : Ordinary   Preference   Others

Amount of Issued Share Capital : **1490361804.00 86084215.00 0.00**

Amount of Paid-up Share Capital : **1490359704.00 86084215.00 0.00**

1/6



PAYMENTS

Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ◯ Others
Deposit Service Account No :	030429
Payment Date :	01/06/2004

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Notice : ACRA will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.



PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Receipt No. : RCB0000000668763A

Transaction No.	**Company Registration No.**	**Company Name**
C040213167	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt



RECEIPT

Receipt No : RCB0000000668763A   Date/Time : 01/06/2004 19:17
Agency   : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via   : Deposit Service Account
EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno Code/Description	Unit Price (S$)	Qty	Amount
1 Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
COMPANY NAME :			
199901152M / DBS GROUP HOLDINGS LTD			

	Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 229.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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